Exhibit 99.1

Draganfly CEO Cameron Chell to be Featured on CTV “Your Morning”

Los Angeles, CA. March 28, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that Draganfly CEO Cameron Chell will be featured on CTV Your Morning.

The segment with Lindsey Deluce on CTV Your Morning will focus on Draganfly’s recent announcement that the Company has received an order for its Medical Response and Search and Rescue Drones from Coldchain Delivery Systems, LLC (“Coldchain Delivery Systems”) for immediate deployment with Revived Soldiers Ukraine (“RSU”).

Draganfly will provide an immediate combined total of 10 North American-made Medical Response and Search and Rescue Drones to RSU. In addition, Draganfly will be donating three drone systems to the Ukrainian non-profit organization. The total initial order size (subject to conditions) is up to 200 units.

“Fighting across Ukraine has made it difficult and dangerous for emergency crews to get medical supplies and life-saving equipment to those in need. I am grateful for the opportunity to share how Draganfly’s drone solutions will support RSU’s humanitarian aid operations on the ground with Lindsey Deluce on CTV Your Morning,” said Cameron Chell, CEO of Draganfly.

Cameron Chell’s segment with Lindsey Deluce on CTV Your Morning will air at 4:20 a.m. PDT / 7:20 a.m. EDT on Monday, March 28, 2022.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1 .

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com